Exhibit 99.1

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	April 20, 2016 at 4.30 p.m.

Disclosure under Chapter 9, Section 5 of the Finnish Securities Markets Act

Biotie Therapies Corp. (Nasdaq Helsinki BTH1V; NASDAQ: BITI) ("Biotie" or the "Company") has on April 20, 2016 received a notification in accordance with Chapter 9, Section 5 of the Finnish Securities Markets Act, according to which the holding of Invesco Limited in Biotie’s shares has fallen below the threshold of 5 per cent on April 19, 2016.

Biotie's registered total number of shares and voting rights amounting to 1,089,608,083 has been used in the calculation of percentages for the announcement.

Total positions of Invesco Limited subject to the notification:

	% of shares and voting rights (total of A)	% of shares and voting rights through financial instruments (total of B)	Total of both in % (A + B)
Resulting situation on the date on which threshold was crossed or reached	-	-	-
Position of previous notification (if applicable)	7.74	N/A	7.74

Notified details of the resulting situation on the date on which the threshold was crossed or reached:

A: Shares and voting rights

Class/type of shares ISIN code (if possible)	Number of shares and voting rights		% of shares and voting rights
	Direct (SMA 9:5)	Indirect (SMA 9:6 and 9:7)	Direct (SMA 9:5)	Indirect (SMA 9:6 and 9:7)
Shares (FI0009011571)	-	-	-	-

SUBTOTAL A	-		-

B: Financial instruments according to SMA 9:6a

Type of financial instrument	Expiration date	Exercise/ Conversion period	Physical or cash settlement	Number of shares and voting rights	% of shares and voting rights
-	-	-	-	-	-

			SUBTOTAL B	-	-

This disclosure has been made as a result of Acorda Therapeutics’ voluntary tender offer for all of the issued and outstanding shares in Biotie Therapies Corp.

In Turku, April 20, 2016

Biotie Therapies Corp.

Timo Veromaa
President and CEO

For further information, please contact:

Virve Nurmi, Investor Relations Manager, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:

Nasdaq Helsinki Ltd
Main Media
www.biotie.com